UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL
(Translation of registrant's name into English)

68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On March 5, 2025, Ascentage Pharma Group International (“Ascentage”) issued a press release entitled “OLVEREMBATINIB GRANTED BREAKTHROUGH THERAPY DESIGNATION FOR THE TREATMENT OF PHILADELPHIA CHROMOSOME-POSITIVE (PH+) ACUTE LYMPHOBLASTIC LEUKEMIA (ALL)”.

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release, dated March 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL
(Registrant)

Date: March 5, 2025	/s/ Dajun Yang
Dajun Yang
Chief Executive Officer